EXHIBIT 17.1

February 23, 2010

KMG Chemicals, Inc.
Board of Directors
9555 W. Sam Houston Parkway South
Suite 600
Houston, TX 77099

Dear Gentlemen:

Please accept this letter as my resignation from the KMG Board of Directors effective as of the conclusion of the Board meeting on February 23, 2010. I have enjoyed my association with the Board and the Company, but I have decided at this time to scale back my business activities.

Sincerely,

/s/ Charles L. Mears

Charles L. Mears